January 21, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Megan Miller

Re:	Meketa Infrastructure Fund (File No. 811-23899) (the “Registrant”)

Dear Ms. Miller:

This letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that you provided by telephone on December 22, 2025 regarding the Registrant’s Form N-CSR filed under the Investment Company Act of 1940, as amended (the “1940 Act”) for the period ended March 31, 2025. Your comments are summarized below, followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable filing.

1.           Comment: Note 2 of the financial statements indicates that the Fund adopted FASB Accounting Standards Update 2023-07 (Topic 280), Segment Reporting, and the adviser was deemed to act as the chief operating decision maker (the “CODM”). Please explain how all personnel at the adviser are “a group” for purposes of determination of the CODM. Please cite applicable US GAAP references in your response. If the CODM was incorrectly identified, please correct this disclosure in future reports.

Response: The Registrant appreciates the Staff’s comment and notes the referenced disclosure has been updated in the Registrant’s Form N-CSR filing for the semiannual period ended September 30, 2025 to reflect that the CODM is the President of the Registrant.

We hope that the foregoing response adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418 or kathleen.nichols@ropesgray.com.

Very truly yours,

/s/ Kathleen M. Nichols
Kathleen M. Nichols

cc:	Michael Bell, Primark Advisors LLC
Chelsea Childs, Ropes & Gray LLP
Gregory C. Davis, Ropes & Gray LLP
Paulita A. Pike, Ropes & Gray LLP